UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of July, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated July 18, 2006	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2006	Cameco Corporation
	By:	“Gary M.S. Chad ”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Pit Wall Ground Movement at Kumtor Gold Mine
Saskatoon, Saskatchewan, Canada, July 18, 2006 . . . . . . . . . . . . . .
Cameco Corporation reported today that a pit wall ground movement has occurred at the Kumtor minesite in the Kyrgyz Republic, Central Asia. Cameco owns 53% of Centerra Gold Inc. which owns and operates the Kumtor mine located in the Kyrgyz Republic, Central Asia.
Preliminary engineering analysis since the event indicates that 2006 production at Kumtor is now anticipated to be about 300,000 ounces. Centerra’s most recent prior outlook projected 410,000 - 420,000 ounces of poured gold in 2006. Work is continuing to further quantify the impact of the wall movement on 2007 production.
The incident occurred Thursday, July 13 and involved a significant portion of the northeast wall. Kumtor’s extensive slope monitoring system was effective, enabling advance evacuation of the mining area and there were no injuries although a diamond drill was covered by rock. The movement occurred above the higher-grade stock work area which was planned to be mined beginning late this year and continuing into 2007. While the stock work area was not covered by the rock, due to safety concerns a new mining sequence is necessary which will defer production from this planned area.
Normal operations continue in the south end of the pit as does the milling of low-grade stock piles.
Opportunities to accelerate equipment deliveries are also being pursued. Gold reserves are not expected to be affected as a result of the rock slide as the wall movement lies entirely within the ultimate pit design.
Centerra is a growth-oriented, gold company focused on acquiring, exploring, developing and operating gold properties primarily in Central Asia, the former Soviet Union and other emerging markets. Centerra is a leading North American gold producer and the largest Western-based gold producer in Central Asia and the former Soviet Union. Centerra’s shares trade on the Toronto Stock Exchange (TSX) under the symbol CG. The Company is based in Toronto, Canada.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
- End -

Investor & media inquiries:	Alice Wong	(306) 956-6337

Media inquiries:	Lyle Krahn	(306) 956-6316

4